November 13, 2015

Via SEC Edgar Submission
Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Washington, D.C. 20549

RE:            Nexus Enterprise Solutions, Inc., Comment Response Letter
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 14, 2015
File No. 333-184832

Dear Ms. Thompson:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

Item 9A(T). Controls and Procedures, page 27

Comment 1:  We note your inclusion of Item 9A(T) as opposed to Item 9A within your Form 10-K as well as your reference within the "Attestation Report of the Registered Public Accounting Firm" header on page 28 to "temporary rules of the SEC." Please note that Item 9A(T) has expired. We also note your inclusion of Item 4T on page 11 of your Form 10-Q for the quarterly period ended June 30, 2015. Please note that Item 4T has also expired. In future Form 10-K filings, please remove references to Item 9A(T) and any related disclosures, and include the Item 9A header with all of the disclosures required by Item 9A. In future Form 10-Q filings, please remove references to Item 4T and any related disclosures, and include the disclosures required by Item 4 within that header.

Answer to Comment 1: The Company mistakenly included the "Item 4T" and "Item 9A(T)" language in its most recent filings.  The Company will remove all reference to "Item 4T" and "Item 9A(T)" on all future filings.  The Company filed its quarterly report for the period ended September 30, 2015 prior to receiving this comment letter, which includes the "Item 4T" header, but all future filings on Form 10-K and 10-Q will only reference "Item 9A" and "Item 4".

Management's Annual Report on Internal Control Over Financial Reporting, page 27

Comment 2: We note that Management's Annual Report on Internal Control Over Financial Reporting in this filing does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether the 1992 Framework or the Updated Framework issued in 2013 was used. Please tell us the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment disclosed in this Form 10-K. In future filings, please identify the version of the COSO Integrated Framework you used in the assessment. Refer to Item 308(a)(2) of Regulation S-K.

Jennifer Thompson
Accounting Branch Chief
November 13, 2015

Answer to Comment 2: The 2013 Integrated Framework was used to determine that the Company's internal control over financial reporting is not effective.  On all future relevant filings, the Company will disclose the specific version of the COSO Integrated Framework used in determining the effectiveness of its internal control over financial reporting, which was disclosed as not being effective.

Additionally, on behalf of the Company, we acknowledge the following:

            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ James Bayardelle
James Bayardelle, President
Nexus Enterprise Solutions, Inc.